EXHIBIT 5.1

March 7, 2014

RPX Corporation
One Market Plaza
Steuart Tower
Suite 800
San Francisco, CA 94105

Re:	RPX Corporation (the “Company”) Registration Statement on Form S-8 for 1,000,000 shares of Common Stock

Ladies and Gentlemen:

I refer to your registration statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”) in connection with the registration of 1,000,000 shares of Common Stock (the “Shares”) issuable under the RPX Corporation 2011 Equity Incentive Plan (the “2011 Plan”).

As your counsel, I have examined such matters of fact and questions of law as I have deemed necessary in order to render the opinion set forth herein. In connection with my opinion expressed below, I have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible. I express no opinion as to matters governed by any laws other than the laws of the Delaware General Corporation Law and the federal laws of the United States.

Based upon and subject to the foregoing, I advise you that, in my opinion, when the Shares have been issued and sold pursuant to the applicable provisions of the 2011 Plan, and in accordance with the Registration Statement on Form S-8, such Shares will be validly issued, fully paid and nonassessable shares of the Company's Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Martin E. Roberts
Martin E. Roberts, Esq.